TITAN MEDICAL INC.
Unaudited Condensed Interim Financial Statements
Three Months Ended March 31, 2018 and 2017

(IN UNITED STATES DOLLARS)

TITAN MEDICAL INC.
Unaudited Condensed Interim Balance Sheets
As at March 31, 2018 and December 31, 2017
(In U.S. Dollars)

	March 31, 2018	December 31, 2017
ASSETS
CURRENT
Cash and cash equivalents	20,470,379	26,130,493
Amounts receivable	35,495	75,151
Deposits (Note 6)	4,336,878	2,538,434
Prepaid expense	199,115	149,593
Total Current Assets	25,041,867	28,893,671
Furniture and Equipment	-	6,714
Patent Rights (Note 3)	825,744	774,225
TOTAL ASSETS	25,867,611	29,674,610
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	2,914,191	2,218,352
Warrant liability (Note 2(b) and 5)	13,663,582	17,849,460
TOTAL LIABILITIES	16,577,773	20,067,812
SHAREHOLDERS' EQUITY
Share Capital (Note 4(a))	154,883,118	154,016,519
Contributed Surplus	5,513,841	5,146,784
Warrants (Note 4(b))	-	741,917
Deficit	(151,107,121)	(150,298,422)
TOTAL EQUITY	9,289,838	9,606,798
TOTAL LIABILITIES & EQUITY	25,867,611	29,674,610
Commitments (Note 6)
See notes to financial statements

Approved on behalf of the Board:

John E. Barker	David McNally
Interim Chairman	President and CEO

TITAN MEDICAL INC.
Unaudited Condensed Interim Statement of Shareholders’ Equity and Deficit
For the Periods Ended March 31, 2018 and 2017
(In U.S. Dollars)

	Share Capital	Share Capital	Contributed	Warrants	Deficit	Total
	Number	Amount	Surplus			Equity

Balance - December 31, 2016	166,511,446	$112,742,810	$3,707,432	$855,800	$(116,711,438)	$594,604

Issued pursuant to agency agreement	21,467,200	4,344,727				4,344,727
Share issue expense		(475,284)				(475,284)
Warrants expired during the period		113,883		(113,883)		-
Stock based compensation			243,403			243,403
Net and Comprehensive loss for the period					(4,988,274)	(4,988,274)

Balance - March 31, 2017	187,978,646	$116,726,136	$3,950,835	$741,917	$(121,699,712)	$(280,824)

Balance - December 31, 2017	380,601,684	154,016,519	5,146,784	741,917	(150,298,422)	9,606,798
Issued Other	225,000	66,234				66,234
Warrants exercised during the period	195,000	58,448				58,448
Warrants expired during the period		741,917		(741,917)		-
Stock based compensation			367,057			367,057
Net and Comprehensive loss for the period					(808,699)	(808,699)

Balance - March 31, 2018	381,021,684	$154,883,118	$5,513,841	$-	$(151,107,121)	$9,289,838

See notes to financial statements

TITAN MEDICAL INC.
Unaudited Condensed Interim Statement of Net and Comprehensive Loss
For the Three Months Ended March 31, 2018 and 2017
(In U.S. Dollars)

	Three Months Ended	Three Months Ended
	March 31, 2018	March 31, 2017

REVENUE	$-	$-

EXPENSES

Amortization	11,742	6,594
Consulting fees	230,112	162,818
Stock based compensation (Note 4(b))	367,057	243,403
Insurance	9,057	7,931
Management salaries and fees	709,024	625,826
Marketing and investor relations	44,617	61,698
Office and general	106,174	96,301
Professional fees	145,780	145,013
Rent	24,794	25,537
Research and Development	3,274,074	2,946,323
Travel	72,287	80,195
Foreign exchange gain	(515,153)	(14,816)
	4,479,565	4,386,823
FINANCE INCOME (COST)
Interest	28,292	2,133
Gain(Loss) on change in fair value of warrants (Note 2(b) and 5)	3,642,574	(461,996)
Warrant liability issue cost	-	(141,588)
	3,670,866	(601,451)

NET AND COMPREHENSIVE LOSS FOR THE PERIOD	$808,699	$4,988,274

BASIC AND DILUTED LOSS PER SHARE	$(0.00)	$(0.03)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES, Basic and Diluted	380,891,962	170,089,313

See notes to financial statements

TITAN MEDICAL INC.
Unaudited Condensed Interim Statements of Cash Flows
As at March 31, 2018 and December 31, 2017
(In U.S. Dollars)

	Three Months Ended	Three Months Ended
	March 31, 2018	March 31, 2017
OPERATING ACTIVITIES

Net loss for the period	$(808,699)	$(4,988,274)
Items not involving cash:
Amortization	11,742	6,594
Stock based compensation	367,057	243,403
Other share compensation	66,234	-
Warrant liability-fair value adjustment	(3,642,574)	461,996
Warrant liability-foreign exchange adjustment	(514,355)	(26,080)
Changes in non-cash working capital items:
Amounts receivable, prepaid expenses and deposits	(1,808,310)	131,152
Accounts payable and accrued liabilities	695,839	(2,197)
Cash used in operating activities	(5,633,066)	(4,173,405)

FINANCING ACTIVITIES
Net proceeds from issuance of common shares and warrants	29,500	5,167,253
Cash provided by financing activities	29,500	5,167,253

INVESTING ACTIVITIES
Cost of Patents	(56,548)	(27,006)
Cash used in investing activities	(56,548)	(27,006)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(5,660,114)	966,842
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	26,130,493	4,339,911

CASH AND CASH EQUIVALENTS, END OF PERIOD	$20,470,379	$5,306,753

CASH AND CASH EQUIVALENTS COMPRISE:

Cash	$227,964	$260,054
Cash Equivalents	20,242,415	5,046,699
	$20,470,379	$5,306,753

See notes to financial statements

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three Months Ended March 31, 2018
(In U.S. Dollars)

1.	DESCRIPTION OF BUSINESS

Nature of Operations:

The Company’s business continues to be in the research and development stage and is focused on the continued research and development of the next generation surgical robotic platform. In the near term, the Company will continue efforts to complete product development and proceed to pre-clinical and confirmatory human studies and satisfaction of appropriate regulatory requirements. Upon receipt of regulatory approvals, the Company will transition from the research and development stage to the commercialization stage. The completion of these latter stages will be subject to the Company receiving additional funding in the future.

The Company is incorporated in Ontario, Canada in accordance with the Business Corporations Act. The address of the Company’s corporate office and its principal place of business is Toronto, Canada.

Basis of Preparation:

(a)	Statement of Compliance

These condensed interim financial statements for the three months ending March 31, 2018 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”).

These condensed interim financial statements should be read in conjunction with the Company’s 2017 annual financial statements which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The condensed interim financial statements have been prepared using accounting polices consistent with those used in the Company’s 2017 annual financial statements as well as any amendments, revisions and new IFRS, which have been issued subsequently and are appropriate to the Company.

The condensed interim financial statements were authorized for issue by the Board of Directors on May 11, 2018.

(b)	Basis of Measurement

These condensed interim financial statements have been prepared on the historical cost basis except for the revaluation of the warrant liability, which is measured at fair value.

(c)	Functional and Presentation Currency

These condensed interim financial statements are presented in United States dollars (“U.S.”), which is the Company’s functional and presentation currency.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Use of Estimates and Judgements

The preparation of financial statements in conformity with IAS 34, Interim Financial Reporting requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of provisions at the date of the condensed interim financial statements and the reported amount of expenses during the year. Financial statement items subject to significant judgement include, the measurement of stock based compensation and the fair v alue estimate of the initial measurement of new warrant liabilities and the remeasurement of unlisted warrant liabilities. While management believes that the estimates and assumptions are reasonable, actual results may differ.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three Months Ended March 31, 2018
(In U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In assessing whether the going concern assumption is appropriate, management considers all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company expects that approximately US $16 million in incremental funding, will be required in addition to the proceeds of the offering completed on April 10, 2018, for the next 12 months to maintain its currently anticipated pace of development. If additional funding is not available, the pace of the Company’s product development plan may be reduced. However, based on internal forecasts, Management believes that the Company has sufficient funds to meet its obligations under a reduced development plan, if necessary, for the ensuing twelve months.

Fair Value

The Black-Scholes model used by the Company to determine fair values of stock options and warrants was developed for use in estimating the fair value of the stock options and warrants.

(b)	Warrant Liability

In accordance with IAS 32, because the exercise prices of new warrants issued, after the Company’s adoption of the U.S. dollar as its functional currency and presentation currency, as well as the warrants issued from the exercise of broker warrants, are not a fixed amount as they are denominated in a currency (Canadian dollar) other than the Company’s functional currency (U.S. dollar), the warrants are accounted for as a derivative financial liability. Each Warrant Liability is initially measured at fair value and subsequent changes in fair value are recorded through Net and Comprehensive Loss for the year. The fair value of these warrants was determined initially using a comparable warrant quoted in an active market, adjusted for differences in the terms of the warrant. At March 31, 2018, the Warrant Liability of listed warrants was adjusted to fair value measured at the market price of the listed warrants, the unlisted warrants were adjusted to fair value using the Black-Scholes formula.

(c)	Fair Value Measurement

The accounting guidance for fair value measurements prioritizes the inputs used in measuring fair value into the following hierarchy:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included within Level 1 that are directly or indirectly observable:

Level 3 – Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

The fair value of the listed and unlisted Warrant liability is initially based on level 2 significant observable inputs and at March 31, 2018 is based on level 1, quoted prices (unadjusted) for listed warrants and level 2 for unlisted warrants.

New accounting standards applied

IFRS 9 Financial Instruments

Effective January 1, 2018, the Company adopted IFRS 9, “Financial Instruments”, which replaced IAS 39, “Financial Instruments: Recognition and Measurement”. The adoption of IFRS 9 did not have a material impact on the measurement and carrying values of the Company’s financial instruments, including cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities and warrant liability.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three Months Ended March 31, 2018
(In U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

IFRS 15 Revenue from Contracts with Customers

Effective January 1, 2018, the Company adopted IFRS 15, “Revenue from Contracts With Customers” (“IFRS 15”) replacing IAS 11, “Construction Contracts”, IAS 18, “Revenue” and several revenue-related interpretations. The adoption of IFRS 15 does not have an impact on the financial statements of the Company.

3.	PATENT RIGHTS

Cost
Balance at December 31, 2017	$978,126
Additions	56,548
Balance at March 31, 2018	$1,034,674
Amortization & Impairment Losses
Balance at December 31, 2017	$203,901
Amortization for the period	5,029
Balance at March 31, 2018	$208,930
Net Book Value
At December 31, 2017	$774,225
At March 31, 2018	$825,744

4.	SHARE CAPITAL

a)	Authorized:	unlimited number of common shares, no par value

	Issued:	381,021,684 (December 31, 2017: 380,601,684)

Exercise prices of u nits, warrants and options are presented in Canadian currency as they are exercisable in Canadian dollars.

During the year ended December 31, 2017, 52,654,224 warrants had been exercised for total proceeds of $9,438,577. The fair value of the exercised warrants had a value of $7,953,581 which was reclassed from warrant liability to common stock.

On December 5, 2017 Titan completed an offering of securities made pursuant to an agency agreement dated November 30, 2017 between the Company and Bloom Burton Securities Inc. (the “Agent”). The company sold 46,000,000 Units under the Offering at a price of CDN $0.50 per Unit for gross proceeds of approximately $18,137,800 ($16,517,424 net of closing costs including cash commission of $1,246,185 paid in accordance with the terms of the agency agreement). Each Unit consisted of one Common Share of the Company and one Common Share purchase warrant, each warrant entitles the holder thereof to acquire one Common Share of the Company at an exercise price of CDN $0.60 and expiring December 5, 2022. The warrants were valued at $5,223,686 based on the value determined by the Black-Scholes model and the balance of $12,914,114 was allocated to common shares.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three Months Ended March 31, 2018
(In U.S. Dollars)

4.	SHARE CAPITAL (continued)

Pursuant to the agency agreement in addition to the cash commission paid to the Agent, broker warrants were issued to the Agent which entitle the holder to purchase 3,160,500 Common Shares at a price of CDN $0.50 per share prior to expiry on December 5, 2019.

On October 31, 2017 Titan completed the final closing of a private placement led by a group of U.S. robotic surgeons. 13,385,900 common shares of Titan were issued at a subscription price of CDN $0.25 per Common Share for gross proceeds of $2,677,326.

On June 29, 2017 Titan completed an offering of securities made pursuant to an agency agreement dated June 26, 2017 between the Company and Bloom Burton Securities Inc. (the “Agent”). The Company sold 48,388,637 Units under the Offering at a price of CDN $0.15 per Unit for gross proceeds of approximately $5,576,357 ($4,838,002 net of closing costs including cash commission of $382,689 paid in accordance with the terms of the agency agreement). Each Unit consisted of one Common Share of the Company and one Common Share purchase warrant, each warrant entitles the holder thereof to acquire one

Common Share of the Company at an exercise price of CDN $0.20 and expiring June 29, 2022. The warrants were valued at $2,788,274 based on the value determined by the Black-Scholes model and the balance of $2,788,083 was allocated to common shares.

Pursuant to the agency agreement, in addition to the cash commission paid to the Agent, broker warrants were issued to the Agent which entitle the holder to purchase 3,285,986 Common Shares at a price of CDN $0.15 per share prior to expiry on June 29, 2019.

On July 21, 2017 Titan completed a second closing of an offering of securities made pursuant to an agency agreement dated June 26, 2017 between the Company and Bloom Burton Securities Inc. (the “Agent”). The Company sold an additional 11,117,000 Units under the Offering at a price of CDN $0.15 per Unit for gross proceeds of approximately $1,328,871 ($1,200,788 net of closing costs including cash commission of $93,021 paid in accordance with the terms of the agency agreement). Each Unit consisted of one Common Share of the Company and one Common Share purchase warrant, each warrant entitles the holder thereof to acquire one Common Share of the Company at an exercise price of CDN $0.20 and expiring June 29, 2022. The warrants were valued at $575,844 based on the value determined by the Black-Scholes model and the balance of $753,027 was allocated to common shares.

Pursuant to the agency agreement in addition to the cash commission paid to the Agent, broker warrants were issued to the Agent which entitle the holder to purchase 778,190 Common Share at a price of CDN $0.15 per share prior to expiry on June 29, 2019.

On March 16, 2017 Titan completed an offering of securities made pursuant to an agency agreement dated March 10, 2017 between the Company and Bloom Burton Securities Inc. (the “Agent”). The Company sold 21,467,200 Units under the Offering at a price of CDN $0.35 per Unit for gross proceeds of approximately $5,642,537 ($5,039,817 net of closing costs including cash commission of $394,316 paid in accordance with the terms of the agency agreement). Each Unit consisted of one Common Share of the Company and (i) one-half of one Common Share purchase warrant, each whole warrant entitling the holder thereof to acquire one Common Share of the Company at an exercise price of CDN $0.40 and expiring March 16, 2019, and (ii) one-half of one Common Share purchase warrant, each whole warrant entitling the holder thereof to acquire on Common Share of the Company at an exercise price of CDN $0.50 and expiring March 16, 2021. The warrants were valued at $1,297,810 based on the value determined by the Black-Scholes model and the balance of $4,344,727 was allocated to common shares.

Pursuant to the agency agreement, in addition to the cash commission paid to the Agent, broker warrants were issued to the Agent which entitle the holder to purchase 1,500,155 Common Shares at a price of CDN $0.35 per share prior to expiry on March 16, 2019.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three Months Ended March 31, 2018
(In U.S. Dollars)

4.	SHARE CAPITAL (continued)

On November 23, 2015 Titan closed a private placement of 4,290,280 Common Shares to Longtai Medical Inc. at a subscription price of CDN $1.23 per common share for gross proceeds of $4,000,000. Under the Agreement, Titan granted to Longtai exclusive rights to negotiate an exclusive marketing, sales and distribution agreement for Titan’s SPORT Surgical System in the Asia Pacific region. Longtai paid to Titan $2,000,000 as a deposit toward the Distributorship Agreement.

As the parties were not able to reach consensus as to the Distribution Agreement by the agreed upon date, the deposit became due for repayment to Longtai. On August 24, 2017 Titan completed a subscription agreement with Longtai for the equity conversion of Longtai’s $2.0 million deposit. Under the terms of the subscription agreement dated July 31, 2017, Titan issued to Longtai 16,892,000 Units at an assigned issue price of CDN $0.15 per Unit. Each Unit consists of one common share and one common share purchase warrant, with each warrant exercisable for one Common Share at an exercise price of CDN $0.20 per warrant and will expire August 24, 2022. The warrants were valued at $822,372 based on the value determined by the Black-Scholes model.

The common shares were valued at $1,887,411 based on the market value on August 24, 2017 of CDN $0.14. The warrant and the common share were valued at fair value in accordance with International Financial Reporting Interpretations Committee Interpretation #19-Extinguishing Financial Liabilities (“IFRIC 19”). A loss of $709,782 was incurred on extinguishment which is included in the Gain (Loss) on change in value of warrant liability in the statement of net and comprehensive loss.

b)	Warrants, Stock Options and Compensation Options

Titan has reserved and set aside up to 10% of the issued and outstanding shares of Titan for granting of options to employees, officers, consultants and advisors. At March 31, 2018, 12,185,038 common shares (December 31, 2017: 20,311,899) were available for issue in accordance with the Company’s stock option plan. The terms of these options are determined by the Board of Directors. A summary of the status of the Company’s outstanding stock options as of March 31, 2018 and March 31, 2017 and changes during the periods ended on those dates is presented in the following table:

	Three Months Ended		Three Months Ended
	March 31, 2018		March 31,2018

	Number of	Weighted-average	Number of	Weighted-average
	Stock Options	Exercise Price (CDN)	Stock Options	Exercise Price (CDN)

Balance Beginning	17,748,269	$0.71	7,202,250	$1.10
Granted	8,218,452	$0.50	9,825,572	$0.55
Expired/Forfeited	(49,591)	$0.83	(802,562)	$1.19
Balance Ending	25,917,130	$0.64	16,225,260	$0.76

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three Months Ended March 31, 2018
(In U.S. Dollars)

4.	SHARE CAPITAL (continued)

The weighted-average remaining contractual life and weighted-average exercise price of options outstanding and of options exercisable as at March 31, 2018 are as follows:

Options Outstanding

		Weighted-average
Exercise	Number	remaining	Options
Price (CDN)	Outstanding	contractual life (years)	Exercisable

$0.15	568,059	5.66	468,059
$0.16	91,206	2.46	91,206
$0.32	33,150	2.52	33,150
$0.39	200,000	2.68	100,000
$0.40	58,429	2.68	58,429
$0.43	1,500,000	6.05	-
$0.48	568,493	6.61	-
$0.50	500,000	5.86	125,000
$0.50	8,218,452	6.81	-
$0.56	663,368	0.34	663,368
$0.57	8,325,572	5.80	2,081,393
$0.96	305,107	0.72	305,107
$1.00	3,171,558	3.40	1,716,183
$1.02	183,587	2.73	146,658
$1.08	564,292	2.83	564,292
$1.39	19,746	1.71	19,746
$1.51	16,796	2.37	16,796
$1.72	461,139	2.19	368,381
$1.76	106,096	0.93	106,096
$1.94	362,080	1.14	362,080

	25,917,130	5.37	7,225,944

The weighted average exercise price of options outstanding is CDN $0.64 and CDN $0.85 for options that are exercisable.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three Months Ended March 31, 2018
(In U.S. Dollars)

4.	SHARE CAPITAL (continued)

Options are g ranted to Directors, Officers, Employees and Consultants at various times. Options are to be settledby physical delivery of shares.

Grant date/Person entitled	Number of Options	Vesting Conditions	Contractual life of Options
January 17, 2017, option grants to Employees	8,325,572	Vest as to ¼ of the total number of Options granted, every year from Option Date	7 years
February 7, 2017 option grants to Employees	500,000	Vest as to 1/4 of the total number of Options granted, every year from Option Date	7 years
April 17, 2017, option grants to Employees	1,500,000	Vest as to 1/4 of the total number of Options granted, every year from Option Date	7 years
September 7, 2017, options granted to Consultants	200,000	Half vest in 3 months and the remaining half in 6 months	3 years
September 7, 2017, options granted to Directors	368,059	immediately	7 years
September 15,2017, options granted to Consultants	91,206	immediately	3 years
October 6, 2017, options granted to Consultants	33,150	immediately	3 years
November 8, 2017 option grants to Employees	568,493	Vest as to 1/4 of the total number of Options granted, every year from Option Date	7 years
December 4, 2017, options granted to Consultants	58,429	immediately	3 years
December 4, 2017, options granted to Consultants	200,000	Half vest immediately and the remaining half in 12 months	3 years
January 19, 2018 option grants to Employees	8,218,452	Options will vest the earlier of commercialization or 3 years from grant date.	7 years

Inputs for Measurement of Grant Date Fair Values

The grant date fair value of all share-based payment plans was measured based on the Black-Scholes formula. Expected volatility was estimated by considering historic average share price volatility. The inputs used in the measurement of fair values at grant date of the share-based option plan are as follows:

	March 31, 2018	March 31,2017

Fair Value at grant date (CDN)	$0.25	$0.300 - $0.342
Share price at grant date (CDN)	$0.46	$0.34 - $0.54
Exercise price (CDN)	$0.50	$0.43 - $0.57
Expected Volatility	88.1%	82.4% - 82.8%
Option Life	3 years	4 years
Expected dividends	nil	nil
Risk-free interest rate (based on government bonds)	1.86%	0.89% - 1.01%

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three Months Ended March 31, 2018
(In U.S. Dollars)

4.	SHARE CAPITAL (continued)

The following is a summary of outstanding warrants included in Shareholder’s Equity as at March 31, 2018 and March 31, 2017 and changes during the periods then ended.

	Three Months Ended		Three Months Ended
	March 31, 2018		March 31, 2017
	Number of		Number of
	Warrants	Amount	Warrants	Amount

Opening Balance	5,260,705	$741,917	5,651,434	$855,800

Expired during the year Exercise Price CDN $1.25 Expiry March 18, 2018	(5,260,705)	(741,917)	-	-

Expired during the year Exercise Price CDN $1.77 Expiry March 14, 2017	-	-	(390,729)	(113,883)

Ending Balance	-	$-	5,260,705	$741,917

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three Months Ended March 31, 2018
(In U.S. Dollars)

5.	WARRANT LIABILITY

	Three Months Ended		Year Ended
	March 31, 2018		December 31, 2017

	Number of		Number of
	Warrants	Amount	Warrants	Amount

Opening Balance	147,996,929	$17,849,460	77,451,086	$2,365,691

Issue of warrants expiring, March 16, 2019	-	-	10,733,600	572,326
Issue of warrants expiring, March 16, 2021	-	-	10,733,600	725,484
Issue of warrants expiring, June 29, 2022	-	-	59,505,637	3,364,118
Issue of warrants expiring, August 24, 2022	-	-	16,892,000	822,372
Issue of warrants expiring, December 5, 2022	-	-	46,000,000	5,223,686
Warrants exercised during the year	(195,000)	(28,949)	(52,654,224)	(7,953,581)
Warrants expired during the year	-		(20,664,770)	-
Foreign exhange adjustment during the year		(514,355)	-	305,475
Fair value adjustment during the year		(3,642,574)		12,423,889

Ending Balance	147,801,929	$13,663,582	147,996,929	$17,849,460

In addition to the warrants listed above, at March 31, 2018, the Company has issued and outstanding, 6,230,224 broker unit warrants expiring between April 14, 2018 and December 5, 2019.

6.	COMMITMENTS

The Company has 4,477 square feet leased at a former location for CDN $4,673 per month through January 31, 2019. This space has been sublet for CDN $4,099 per month through the lease term.

For its corporate office located at 170 University Avenue, Toronto Ontario, effective September 18, 2017 the Company extended its lease term for a period of 22 months, commencing February 1, 2018 at a monthly rent of CDN $9,969.

As a part of its program of research and development around the SPORT Surgical System, the Company has outsourced certain aspects of the design and development to a U.S. based technology and development company. At March31, 2018 $7,244,577 in purchase orders remain outstanding. The Company also has on deposit with this same U.S. supplier $4,232,078 to be applied against future invoices. Commitments with another U.S supplier of technical services totaling $145,800, also remain outstanding at March 31, 2018. In addition, we maintain a deposit of $104,800 with another U.S based development company.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three Months Ended March 31, 2018
(In U.S. Dollars)

7.	RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2018, transactions between the Company and directors, officers and other related parties were related to compensation matters in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Compensation to the Executive Officers amounted to $594,626 for the three month ended March 31, 2018 compared to $367,180 for the same period in 2017.

Officers and Directors of the Company control approximately 0.31% of the Company.

	March 31, 2018		December 31, 2017

	Number of Shares	%	Number of Shares	%

John Barker	711,432	0.19	711,432	0.19
Martin Bernholtz	-	-	3,071,500	0.81
David McNally	50,000	0.01	50,000	0.01
Stephen Randall	357,307	0.09	357,307	0.09
John Schellhorn	8,826	-	8,826	-
Bruce Wolff	60,299	0.02	60,299	0.02

Total	1,187,864	0.31	4,259,364	1.12

Common Shares Outstanding	381,021,684	100%	380,601,684	100%

8.	EVENTS AFTER THE REPORTING DATE

On April 10, 2018 Titan completed an offering of securities made pursuant to an agency agreement dated April 3, 2018 between the Company and Bloom Burton Securities Inc. (the “Agent”). The Company sold 33,799,961 Units under the Offering at a price of CDN $0.30 per Unit for gross proceeds of approximately $8,035,941. Each Unit consisted of one Common Share of the Company and one Common Share purchase warrant, each warrant entitles the holder thereof to acquire one Common Share of the Company at an exercise price of CDN $0.35 and expiring April 10, 2023. The warrants were valued at $4,553,700 based on the value determined by the Black-Scholes model and the balance of $3,482,241 was allocated to common shares.

On May 10, 2018 Titan announced the completion of the over-allotment option granted to Bloom Burton Securities Inc. as agent for its offering at a price of CDN $0.30 per Unit completed on April 10, 2018 was exercised and the Company sold an additional 5,066,666 Units at the offering price for additional gross proceeds of $1,189,856.